Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Signing Day Sports, Inc., a Delaware corporation (“we,” “us,” “our,” the “Company,” and “our company”), consists of 150,000,000 shares of common stock, par value $0.0001 per share (“common stock”), and 15,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”). No other classes of securities are authorized under the Company’s Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment of Second Amended and Restated Certificate of Incorporation (as amended, the “Second Amended and Restated Certificate of Incorporation”).

The following description summarizes important terms of the common stock, preferred stock, and other securities that may be converted into or exercised to purchase the common stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Second Amended and Restated Certificate of Incorporation and the Company’s Second Amended and Restated Bylaws, as amended by Amendment No. 1 to the Second Amended and Restated Bylaws (as amended, the “Second Amended and Restated Bylaws”), which have been filed as exhibits to the Annual Report on Form 10-K to which this Exhibit 4.1 is attached.

As of April 8, 2025, there were 1,988,576 shares of common stock issued and outstanding, and no shares of preferred stock were issued and outstanding.

Unless otherwise noted, the share and per share information in this Exhibit 4.1 have been adjusted to give effect to both the one-for-five (1-for-5) reverse stock split of the outstanding common stock which became effective on April 14, 2023 and the one-for-forty-eight (1-for-48) reverse stock split of the outstanding common stock which became effective on November 16, 2024.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, subject to the rights of holders of preferred stock. Under the Second Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, subject to the rights of holders of preferred stock. Directors are elected by a plurality of votes, subject to the rights of holders of preferred stock to elect directors. Stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof, subject to the rights of holders of preferred stock. The holders of one-third of the outstanding shares of stock entitled to vote, present in person, by remote communication, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, subject to the rights of holders of preferred stock. Stockholders do not have cumulative voting rights.

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, subject to the rights of holders of preferred stock. In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of its debts and other liabilities, subject to the rights of holders of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

Below is a description of outstanding securities into which common stock may be converted or as to which common stock will be issued upon proper exercise thereof as of April 8, 2025.

Options

On August 31, 2022, the Company established the Signing Day Sports, Inc. 2022 Equity Incentive Plan and reserved 15,625 shares of common stock for issuance under the Plan. On February 27, 2024, the stockholders of the Company approved an amendment to the Plan to increase the number of shares of common stock reserved for issuance under the Plan to 46,875 shares. On October 10, 2024, the stockholders of the Company approved an amendment and restatement of the Plan to increase the number of shares reserved for issuance under the Plan to 93,750 shares.

The Plan was established to advance the Company’s interests and the interests of its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to its growth and profitability. Under the Plan, the Company may grant restricted stock, stock options and other forms of incentive compensation to its officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 93,750 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for grant under the Plan.

As of April 8, 2025, 413 shares remain available for issuance under the Plan. The Plan and all awards granted under the Plan are intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan and all awards agreements shall be interpreted and administered to be in compliance therewith.

For a further description of the terms of the Plan, please see Item 11. “Executive Compensation – Signing Day Sports, Inc. 2022 Equity Incentive Plan” in the Annual Report on Form 10-K to which this Exhibit 4.1 is attached.

As of April 8, 2025, the Company has granted stock options to certain employees, consultants, officers, and directors that may be exercised to purchase a total of 6,024 shares of common stock at a weighted-average exercise price of $129.88 per share. A number of these options remain subject to certain vesting conditions. The options will terminate on dates ranging from September 2032 to November 2033 except that options will generally terminate within three months of termination of the Continuous Service (as defined in the Plan) of the grantee. The description above does not include granted stock options or portions of granted stock options that subsequently terminated unexercised due to employee departures.

We have filed registration statements on Form S-8 with the Securities and Exchange Commission to register the issuance of shares of common stock upon exercise of these options.

Warrants

Warrants Issued to Certain Investors

In connection with the Company’s private placement of certain 8% convertible unsecured promissory notes, from August 8, 2022 to January 26, 2023, the Company issued warrants to a number of accredited investors. Following an initial public offering or Alternative Liquidity Event (as defined by the warrants), each warrant will be automatically exercisable for the amount of shares of common stock equal to the original principal amount of the respective convertible note divided by the IPO Conversion Price (as defined by the warrants) or the Alternative Liquidity Event Conversion Price (as defined by the warrants), as applicable.

In connection with the closing of the initial public offering of the Company’s common stock and listing of the common stock for trading on the NYSE American LLC (“NYSE American”), on November 16, 2023, the warrants became automatically exercisable to purchase a total of 12,217 shares of common stock for $120.00 per share of common stock, which was equal to 50% of the price of the common stock in the initial public offering, $240.00 per share, i.e., the IPO Conversion Price.

The warrants have a five-year term.

Warrants Issued to Boustead Securities, LLC

On December 23, 2021, the Company issued a warrant to Boustead Securities, LLC, a California limited liability company (“Boustead”), to purchase 3,678 shares of common stock at an exercise price of $120.00 per share.

On November 16, 2023, the Company issued a warrant to Boustead to purchase 1,750 shares of common stock at an exercise price of $324.00 per share.

On March 6, 2024, the Company issued a warrant to Boustead to purchase 17 shares of common stock at an exercise price of $30.70704 per share.

On March 12, 2024, the Company issued a warrant to Boustead to purchase 45 shares of common stock at an exercise price of $20.26464 per share.

On March 18, 2024, the Company issued a warrant to Boustead to purchase 79 shares of common stock at an exercise price of $22.02048 per share.

On March 27, 2024, the Company issued a warrant to Boustead to purchase 27 shares of common stock at an exercise price of $14.56032 per share.

On May 20, 2024, the Company issued a warrant to Boustead to purchase 2,006 shares of common stock at an exercise price of $14.40 per share.

On July 25, 2024, the Company also issued a warrant to Boustead to purchase 487 shares of common stock at an exercise price of $14.40 per share.

Each of these warrants is exercisable for a period of five years from the date of issuance, contains cashless exercise provisions, and may have certain registration rights.

Preferred Stock

The Company’s board of directors is authorized to direct the Company to issue up to 15,000,000 shares of “blank-check preferred stock” in one or more series without stockholder approval. The Company’s board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, which may have the effect of limiting the rights of holders of shares of common stock.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. The Company has not opted out of these provisions, which may, as a result, discourage or prevent mergers or other takeover or change of control attempts of the Company.

Second Amended and Restated Bylaws

The Second Amended and Restated Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management.

The Second Amended and Restated Bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of the Company’s board of directors and gaining control of its board of directors by filling the resulting vacancies with its own nominees. In addition, the Second Amended and Restated Bylaws provide that in addition to any other vote required by law, no member of the Company’s board of directors may be removed from office by its stockholders without the approval of not less than the majority of the total voting power of all of its outstanding voting stock then entitled to vote in the election of directors. The Second Amended and Restated Bylaws also do not provide its stockholders with the power to call a special meeting of stockholders and contain certain advance notice provisions for the submission and presentation of stockholder meeting proposals or director nominations at a stockholder meeting, which may limit the ability of stockholders to influence the composition and business decisions of its management.

The Second Amended and Restated Bylaws expressly provided for a right of first refusal of the Company for any proposed sale or transfer of stock by a stockholder. However, this right of first refusal provided that it would terminate upon the date that securities of the Company were first offered to the public pursuant to a registration statement or offering statement filed with, and declared effective or qualified by, as applicable, the SEC under the Securities Act. In connection with the completion of the Company’s initial public offering on November 16, 2023, the right of first refusal under the Second Amended and Restated Bylaw terminated in accordance with its terms.

The Second Amended and Restated Bylaws also provide that the Company may also agree with any stockholders to restrict the sale or other disposal of the stock of the Company owned by such stockholders. The Second Amended and Restated Bylaws were expressly subject to certain restrictions set forth in a Shareholder Agreement among the Company and the stockholders of the Company (the “Shareholder Agreement”). The Shareholder Agreement terminated in accordance with its terms upon the closing of the Company’s initial public offering of its common stock on November 16, 2023 and listing on the NYSE American in connection with the closing.

In addition, the Second Amended and Restated Certificate of Incorporation authorizes the Company’s board of directors to issue up to 15,000,000 shares of “blank-check preferred stock” in one or more series as solely determined by the board of directors, and to have the voting powers, preferences and relative participation, optional and special rights and qualifications, limitations and restrictions thereof as solely determined by the board without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of preferred stock could be used to restrict the Company’s ability to merge with, or sell assets to, a third party. The ability of the Company’s board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent its stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of its securities.

The holders of the Company’s common stock do not have cumulative voting rights in the election of its directors. The combination of the present ownership by a few stockholders of a significant portion of the Company’s issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace its board of directors or for a third party to obtain control of the Company by replacing its board of directors.

Limitation on Liability and Indemnification of Directors and Certain Officers

Limitation on Liability of Directors and Certain Officers

Section 102(b)(7) of the DGCL authorizes a corporation to limit or eliminate the personal liability of directors and certain officers to the corporation and its stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain limitations. However, directors and officers remain liable for breaches of duties of loyalty, failing to act in good faith, engaging in intentional misconduct, knowingly violating a law, or obtaining an improper personal benefit. Directors also remain liable for paying a dividend or approving a stock repurchase which was illegal under DGCL Section 174, and officers remain liable for any action by or in the right of the corporation. Liability may be limited under Section 102(b)(7) for an officer only if the officer meets the requirements of Section 3114 of the DGCL, including that such officer is or was the president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer of the corporation at any time during the course of conduct alleged in the action or proceeding to be wrongful; is or was identified in a reporting company’s SEC filings as one of the corporation’s most highly compensated executives at any time during the allegedly wrongful conduct; or has agreed in writing with the corporation to be identified as an officer for these purposes. In addition, equitable remedies for breach of fiduciary duty of care, such as injunction or recession, are available. The Second Amended and Restated Certificate of Incorporation eliminates the personal liability of the Company’s directors and officers to the fullest extent permitted by the DGCL.

Indemnification of Directors and Executive Officers

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which such person was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Second Amended and Restated Certificate of Incorporation authorizes the Company to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The Second Amended and Restated Bylaws require that the Company indemnify its directors and executive officers to the fullest extent permitted by law, provided that the Company may modify the extent of such indemnification by individual contracts with directors and executive officers, and also provided that the Company is not required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Company’s board of directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under the indemnification rights enforcement provision of the Second Amended and Restated Bylaws. The Company’s obligation, if any, to indemnify any person pursuant to the Second Amended and Restated Bylaws who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

The Second Amended and Restated Bylaws also provide for advancement of expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or executive officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses actually and reasonably incurred by any director or executive officer in defending such proceeding, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses. Notwithstanding the foregoing, generally no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a director of the Company) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the Company’s interest. The Company’s obligation, if any, to indemnify any person pursuant to the Second Amended and Restated Bylaws who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit entity. The Second Amended and Restated Bylaws also permit the Company to indemnity its other officers, employees and other agents as set forth in the DGCL. The board of directors has the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the board of directors shall determine.

The Company has also separately entered into an indemnification agreement with each of its directors and executive officers. Each indemnification agreement provides for indemnification to the fullest extent permitted by law, including: (i) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director or executive officer, or on their behalf, in connection with any proceeding other than proceedings by or in the right of the Company or any claim, issue or matter therein, if the director or executive officer acted in good faith and in a manner the director or executive officer reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the director or executive officer’s conduct was unlawful; (ii) all expenses actually and reasonably incurred by a director or executive officer, or on their behalf, in connection with a proceeding by or in the right of the Company if the director or executive officer acted in good faith and in a manner the director or executive officer reasonably believed to be in or not opposed to the best interests of the Company, provided that if applicable law so provides, no indemnification against such expenses shall be made in respect of any claim, issue or matter in such proceeding as to which the director or executive officer shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made; (iii) to the extent that a director or executive officer is, by reason of the director or executive officer’s director or executive officer status, a party to and is successful, on the merits or otherwise, in any proceeding, including by dismissal of such proceeding with or without prejudice, then the director or executive officer shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses actually and reasonably incurred by the director or executive officer or on the director or executive officer’s behalf in connection therewith; and (iv) all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director or executive officer or on a director or executive officer’s behalf if, by reason of the director or executive officer’s status as a director or executive officer, the director or executive officer is, or is threatened to be made, a party to or participant in any proceeding (including a proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of the director or executive officer, except where the payment is finally determined (under the procedures, and subject to the presumptions, set forth in the indemnification agreements) to be unlawful. The Company shall also advance all such expenses incurred by or on behalf of each director or executive officer in connection with any of the above proceedings by reason of the director or executive officer’s director or executive officer status within 30 days after the receipt by the Company of a statement or statements from the director or executive officer requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the director or executive officer and shall include or be preceded or accompanied by a written undertaking by or on behalf of the director or executive officer to repay any expenses advanced if it shall ultimately be determined that the director or executive officer is not entitled to be indemnified against such expenses. Any advances and undertakings to repay shall be unsecured and interest free. The indemnification agreements also provide for payments by the Company for the entire amount of any judgment or settlement of any action, suit or proceeding in which it is liable or would be liable if joined in such action, subject to the other terms and provisions of the indemnification agreements, and certain other indemnification and payment obligations. The indemnification agreements also provide that if the Company maintains a directors’ and officers’ liability insurance policy, that each director and executive officer will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

We have appointed Securities Transfer Corporation, telephone (469) 633-0101, as the transfer agent for the Company’s common stock and preferred stock.

Trading Symbol and Market

The Company’s common stock is listed on the NYSE American under the symbol “SGN”.